CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 25, 2008

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a circular to the shareholders of the Company relating to the proposals for re-election of retiring directors, general mandates to issue and repurchase shares and notice of Annual General Meeting (the “AGM”) together with a form of proxy for the AGM.

SIGNATURE
Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 25, 2008

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in City Telecom (H.K.) Limited, you should hand this circular and the accompanying form of proxy at once to the purchaser or transferee or the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)
PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
AND
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING
A letter from the board of directors of City Telecom (H.K.) Limited is set out on pages 3 to 7 of this circular.
A notice convening an annual general meeting of City Telecom (H.K.) Limited to be held at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 19 December 2008 at 11:00 a.m. is set out on pages 14 to 17 of this circular.
If you are not able to attend such meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than forty-eight (48) hours before the time appointed for the holding of such meeting or any adjournment thereof.
Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so desire.
25 November 2008

 - i -

DEFINITIONS
In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“AGM”	the annual general meeting of the Company to be held at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 19 December 2008 at 11:00 a.m.

“Annual Report”	the annual report of the Company for the year ended 31 August 2008

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors

“Company”	City Telecom (H.K.) Limited

“Director(s)”	the director(s) of the Company

“General Mandates”	the Issue Mandate and the Repurchase Mandate to be sought at the AGM as set out in the Notice of AGM

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Issue Mandate”	a general mandate to allot, issue and deal with shares not exceeding 20% of the issued share capital of the Company as at the date of passing of the resolution approving the Issue Mandate

“Latest Practicable Date”	21 November 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Notice of AGM “	the notice convening the AGM set out on pages 14 to 17 of this circular

DEFINITIONS

“Ordinance”	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)

“Repurchase Mandate”	a general mandate to exercise the power of the Company to repurchase shares up to a maximum of 10% of the issued share capital of the Company as at the date of the resolution approving the Repurchase Mandate

“SFO”	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Share(s)”	ordinary share(s) of HK$0.10 each in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s)

“Share Repurchase Rules”	the applicable provisions under the Listing Rules to regulate the repurchase by companies of their own securities listing on the Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“%”	per cent.

LETTER FROM THE BOARD
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

Executive Directors:	Registered Office:
Mr. Wong Wai Kay, Ricky	Level 39
Mr. Cheung Chi Kin, Paul	Tower 1, Metroplaza
Mr. Yeung Chu Kwong, William	No. 223 Hing Fong Road
Mr. Lai Ni Quiaque	Kwai Chung
New Territories
Non-executive Director:	Hong Kong
Mr. Cheng Mo Chi, Moses

Independent Non-executive Directors:
Mr. Lee Hon Ying, John
Dr. Chan Kin Man
Mr. Peh Jefferson Tun Lu

25 November 2008
To the Shareholders

Dear Sir or Madam,
PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
AND
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING
I. INTRODUCTION
The Company will propose at the AGM resolutions to, inter alia, (i) re-elect retiring Directors, and (ii) grant the Directors the General Mandates.
The purpose of this circular is to give you Notice of AGM and to provide you with further information reasonably necessary for you to make an informed decision on whether to vote for or against the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD
II. RE-ELECTION OF RETIRING DIRECTORS
In accordance with Article 92 of the Articles of Association, Mr. Yeung Chu Kwong, William, shall retire from office at the forthcoming annual general meeting and, being eligible, offer himself for re-election at the forthcoming annual general meeting. In accordance with Articles 96 and 99 of the Articles of Association, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.
The Board proposes to re-appoint Messrs. Wong Wai Kay, Ricky, Cheung Chi Kin, Paul and Yeung Chu Kwong, William as Directors at the AGM. Biographical details of each of Messrs. Wong Wai Kay, Ricky, Cheung Chi Kin, Paul and Yeung Chu Kwong, William are set out in Appendix I to this circular.
III. GENERAL MANDATES
At the 2007 annual general meeting of the Company held on 24 December 2007, the Directors were granted general mandates to issue and repurchase Shares. Such mandates will lapse at the conclusion of the forthcoming AGM. The Directors believe that a renewal of these mandates are in the interests of the Company and Shareholders as a whole. Therefore, at the AGM, ordinary resolutions will therefore be proposed:
(a)
to grant to the Directors the Issue Mandate to exercise the powers of the Company to allot, issue and otherwise deal with additional Shares up to a maximum of 20% of the aggregate nominal share capital of the Company in issue as at the date of the passing of such resolution;

(b)
to grant to the Directors the Repurchase Mandate to enable them to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the passing of such resolution; and

(c)	to increase the number of Shares to be allotted and issued under the Issue Mandate by an additional number representing such number of Shares repurchased under the Repurchase Mandate.
The general mandates will expire at the conclusion of the AGM and the purpose of this circular is to request your support to renew the general mandates at the AGM.
Under the Listing Rules, the Company is required to give to the Shareholders all information which is reasonably necessary to enable the Shareholders to make an informed decision as to whether to vote for or against the resolution to grant to the Directors the Repurchase Mandate. The explanatory statement required by the Listing Rules is set out in the Appendix II to this circular.

LETTER FROM THE BOARD
(a) Issue Mandate
At the AGM, an ordinary resolution will be proposed which, if passed, will give the Directors the Issue Mandate to exercise the powers of the Company to allot, issue and otherwise deal with additional Shares up to a maximum of 20% of the issued share capital of the Company at the date passing of the resolution. In addition, conditional upon the proposed resolution to grant to the Directors the Repurchase Mandate being passed, an ordinary resolution will be proposed to authorise the Directors to allot, issue and otherwise deal with new Shares up to an amount equal to the aggregate nominal amount of the Shares repurchased by the Company in order to provide flexibility for issuing new Shares when it is in the interests of the Company.
The Company had an aggregate of 650,651,941 Shares in issue as at the Latest Practicable Date. Subject to the passing of the proposed resolution for the approval of the Issue Mandate, the Company will therefore be allowed to allot and issue up to a maximum of 130,130,388 Shares, representing 20% of the issued share capital of the Company.
The Issue Mandate will expire on the day being the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of Hong Kong to be held; and (iii) the date on which the authority set out in the resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.
(b) Repurchase Mandate
An ordinary resolution will be proposed at the AGM to grant to the Directors the Repurchase Mandate, details of which are set out in ordinary resolution no. 7 in the Notice of AGM. The Shares which may be repurchased pursuant to Repurchase Mandate is limited to a maximum of 10% of the issued share capital of the Company at the date of passing of the resolution approving the Repurchase Mandate.
The Company had an aggregate of 650,651,941 Shares in issue as at the Latest Practicable Date. Subject to the passing of the proposed resolution for the approval of the Purchase Mandate, the Company will therefore be allowed to repurchase up to a maximum of 65,065,194 Shares, representing 10% of the issued share capital of the Company.
The Repurchase Mandate will expire on the day being the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of Hong Kong to be held; and (iii) the date on which the authority set out in the resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

LETTER FROM THE BOARD
Details of the above ordinary resolutions are set out in ordinary resolutions Nos. 6, 7 and 8 in the Notice of AGM.
IV. AGM
Notice of AGM is set out on pages 14 to 17 of this circular. A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the AGM, you are requested to complete the form of proxy accompanying the Notice of AGM and deposit it at the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than forty-eight (48) hours before the time appointed for holding the AGM. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.
V. POLL PROCEDURES
Articles 71 to 77 of the Articles of Association set out the procedures under which a poll may be demanded.
At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand of a poll) a poll is properly demanded or is required under the Listing Rules or any other applicable law or regulations. Subject to the Ordinance, a poll may be demanded by:–
(a)	the chairman of the meeting; or

(b)	at least three members present in person or by proxy and entitled to vote; or

(c)
any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d)
any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

LETTER FROM THE BOARD
If a poll is properly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers who need not be members. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than three months after the date of the demand) and at such time and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.
The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.
On a poll votes may be given either personally or by proxy. Shareholders may appoint more than one proxy to attend on the same occasion.
A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.
In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall, subject to Article 80A of the Articles of Association, be entitled to an additional or a casting vote.
VI. RECOMMENDATION
The Directors are of the opinion that the proposals for the re-election of Directors and the grant of the General Mandates referred to this circular are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of all the resolutions relating to the re-election of Directors and the grant of the General Mandates to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
Wong Wai Kay, Ricky
Chairman

APPENDIX I DETAILS OF DIRECTORS TO BE RE-ELECTED
In accordance with the Articles of Association, the following Directors will retire from office at the AGM and, being eligible, will offer themselves for re-election:–
1.
Mr. Wong Wai Kay, Ricky, aged 46, is the co-founder, Chairman and Executive Director of the Group. He is responsible for the Group’s overall strategic planning and management. Mr. Wong has over 20 years’ experience in the telecommunications and computer industries. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. Currently, Mr. Wong is a member of Commission on Youth, a member of Zhejiang Committee, Chinese People’s Political Consultative Conference, an independent non-executive director of Bossini International Holdings Limited and a member of the Board of Trustees, United College, The Chinese University of Hong Kong. Mr. Wong is also the director of certain subsidiaries of the Company.

Mr. Wong is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Mr. Wong is interested as to approximately 42.12% of the share capital of Top Group International Limited, which is in turn interested in 331,637,811 Shares, representing 50.97% of the issue share capital of the Company.

As at the Latest Practicable Date, Mr. Wong has personal interest of 1,050,684 Shares, corporate interest, through Top Group International Limited, of 331,637,811 Shares and share options to subscribe for 14,093,586 Shares. Save as disclosed above, Mr. Wong does not have, and is not deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Mr. Wong has entered into a service contract with the Company and is entitled to a basic monthly salary HK$558,620.00, discretionary bonus and pension contribution pursuant to the pension scheme of the Company. He has no fixed term of service with the Company and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association. The remuneration package entitled by Mr. Wong is determined by the Remuneration Committee of the Company with reference to his responsibilities, time commitment and prevailing market conditions.

Save as disclosed above, as at the Latest Practicable Date, Mr. Wong is not related to any directors, senior management, management shareholders, substantial shareholders or controlling shareholders of the Company and he did not hold any directorship in other listed companies in the last three years. Save as disclosed herein, there is no other information related to Mr. Wong that needs to be disclosed pursuant to the requirements of Rules 13.51(2) of the Listing Rules (particularly in relation to sub-paragraphs (h) to (v) therein) nor are there other matters that need to be brought to the attention of the Shareholders.

APPENDIX I DETAILS OF DIRECTORS TO BE RE-ELECTED
2.
Mr. Cheung Chi Kin, Paul, aged 51, is the co-founder, Vice Chairman and Executive Director of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for the Group’s day-to-day operations and technological research, development and support activities. Mr. Cheung has more than 27 years’ experience in the telecommunications and computer industries. He had worked in companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is also the director of certain subsidiaries of the Company. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

As at the Latest Practicable Date, Mr. Cheung has personal interest in 11,021,389 Shares, corporate interest, through Worship Limited (of which Mr. Cheung owns 50% interest), of 24,324,620 Shares and share options to subscribe for 14,093,586 Shares. Save as disclosed above, Mr. Cheung does not have, and is not deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Mr. Cheung has entered into a service contract with the Company and is entitled to a basic monthly salary HK$558,620.00, discretionary bonus and pension contribution pursuant to the pension scheme of the Company. He has no fixed term of service with the Company and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association. The remuneration package entitled by Mr. Cheung is determined by the Remuneration Committee of the Company with reference to his responsibilities, time commitment and prevailing market conditions.

Save as disclosed above, as at the Latest Practicable Date, Mr. Cheung is not related to any directors, senior management, management shareholders, substantial shareholders or controlling shareholders of the Company and he did not hold any directorship in other listed companies in the last three years.

Save as disclosed herein, there is no other information related to Mr. Cheung that needs to be disclosed pursuant to the requirements of Rules 13.51(2) of the Listing Rules (particularly in relation to sub-paragraphs (h) to (v) therein) nor are there other matters that need to be brought to the attention of the Shareholders.

APPENDIX I DETAILS OF DIRECTORS TO BE RE-ELECTED
3.
Mr. Yeung Chu Kwong, William, aged 47, was appointed Executive Director and Chief Executive Officer of the Group on 1 November 2008 with the responsibilities for developing corporate strategies and overseeing the operations of the entire Group. Before that, Mr. Yeung joined the Group as Chief Operating Officer in October 2005. He was responsible to head our Customer Engagement Department to oversee customer relationship management. Mr. Yeung was also responsible to head Network Development Department. Mr. Yeung has more than 17 years’ experience in the telecommunications industry. Prior to joining the Group, Mr. Yeung was the Director of Customers Division in Smartone-Vodafone, the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited, and was also an Inspector of Police in the Hong Kong Police Force. He holds a Bachelor of Arts Degree from Hong Kong Baptist University, a Master of Business Administration Degree from University of Strathclyde, UK and a Master of Science Degree in Electronic Commerce and Internet Computing from The University of Hong Kong. Mr. Yeung is also the director of certain subsidiaries of the Company.

As at the Latest Practicable Date, Mr. Yeung has personal interest in 3,000,000 Shares and share options to subscribe for 7,029,678 Shares. Save as disclosed above, Mr. Yeung does not have, and is not deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Mr. Yeung has not entered into any service contract with the Company and is entitled to a basic monthly salary HK$380,000, monthly commission and annual bonus. He has no fixed term of service with the Company and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association. The remuneration package entitled by Mr. Yeung is determined by the Remuneration Committee of the Company with reference to his responsibilities, time commitment and prevailing market conditions.

Save as disclosed above, as at the Latest Practicable Date, Mr. Yeung is not related to any directors, senior management, management shareholders, substantial shareholders or controlling shareholders of the Company and he did not hold any directorship in other listed companies in the last three years.

Save as disclosed herein, there is no other information related to Mr. Yeung that needs to be disclosed pursuant to the requirements of Rules 13.51(2) of the Listing Rules (particularly in relation to sub-paragraphs (h) to (v) therein) nor are there other matters that need to be brought to the attention of the Shareholders.

APPENDIX II EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL
This is the explanatory statement, as required by the relevant rules set out in the Listing Rules to be sent to the Shareholders in connection with the proposed general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance.
SHARE REPURCHASE RULES
The Share Repurchase Rules provide that all proposed repurchase of securities by a company with listing on the Stock Exchange must be approved in advance by an ordinary resolution of its shareholders in general meeting, either by way of a general mandate or by a specific approval of a particular transaction. A maximum of 10% of the fully paid-up securities of a company as at the date of the passing of the relevant resolution may be repurchased on the Stock Exchange.
SHARE CAPITAL
As at the Latest Practicable Date, the authorised share capital of the Company comprises 2,000,000,000 Shares and the number of Shares in issue was 650,651,941.
Subject to passing of the relevant ordinary resolution and on the basis that no further Shares will be issued or repurchased prior to the AGM, the Company would be allowed to repurchase a maximum of 65,065,194 Shares, equivalent to 10% of the issued share capital of the Company during the Relevant Period (as hereinafter defined) in which the general mandate to repurchase Shares remains in force. Any Shares repurchased pursuant to the general mandate to repurchase Shares must be fully paid-up.
“Relevant Period” means the period from the date of the passing of the relevant ordinary resolution on the general mandate to repurchase Shares until whichever is the earliest of:–
(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association, or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in the resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.
REASONS FOR REPURCHASES
The Directors believe that it is in the best interests of the Company and the Shareholders as a whole to have a general authority from the Shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders as a whole.

APPENDIX II EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL
FUNDING OF REPURCHASES
In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with the Articles of Association and applicable laws of Hong Kong. The laws of Hong Kong provide that the amount of capital repaid in connection with a Share repurchase may only be paid out of either the profits that would otherwise be available for dividends or the proceeds of a fresh issue of shares made for that purpose. The premium payable on a repurchase of Shares may only be paid out of either the profits that would otherwise be available for dividends or out of the share premium account of the Company. It is envisaged that any such repurchase of Shares would be appropriately financed by the Company’s distributable profits.
In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, there could be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated financial statements contained in the Annual Report. However, the Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors is from time to time inappropriate for the Company.
DIRECTORS’ UNDERTAKING
The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the Repurchase Mandate will be in accordance with the Listing Rules and the applicable laws of Hong Kong.
DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS
None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell the Shares to the Company or its subsidiaries under the Repurchase Mandate.
No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell their Shares to the Company or its subsidiaries nor have they undertaken not to sell any of the Shares to the Company or its subsidiaries in the event that the Company is authorised to make repurchases of Shares.

APPENDIX II EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL
EFFECT OF THE TAKEOVERS CODE
If as a result of a Share repurchase a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a shareholder, or a group of shareholders acting in concert (depending on the level of increase of shareholder’s interests) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. As at the Latest Practicable Date, the controlling Shareholders, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, together with their associates (including Top Group International Limited) beneficially owned 368,034,504 Shares representing approximately 56.56% of the total issued share capital of the Company and their shareholding will be increased to approximately 62.85% of the total issued share capital of the Company if the Repurchase Mandate is exercised in full. The Directors believe that by such increase such Shareholders together with their associates would not become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.
No repurchase would be made by the Company of the Shares without the Stock Exchange’s prior approval if such repurchase would result in less than 25% of the issued share capital of the Company being in public hands.
SECURITIES REPURCHASES MADE BY THE COMPANY
No repurchase has been made by the Company of the Shares on the Stock Exchange in the six months prior to the Latest Practicable Date.
SHARE PRICES
The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the twelve months up to the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	HK$

2007
November	3.20	1.80
December	2.60	2.05

2008
January	2.30	1.60
February	2.00	1.70
March	1.89	1.55
April	1.85	1.58
May	2.25	1.74
June	2.03	1.80
July	2.15	1.70
August	1.97	1.64
September	1.75	1.15
October	1.36	0.75
November (up to the Latest Practicable Date)	1.12	0.80

NOTICE OF AGM
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)
NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting of City Telecom (H.K.) Limited (the “Company”) will be held at Level 39, Tower 1, Metroplaza, No.223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 19 December 2008 at 11:00 a.m. for the following purposes:
Ordinary Business
1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2008.

2.	To declare a final dividend (together with a scrip alternative) for the year ended 31 August 2008.

3.	To re-elect Messrs. Wong Wai Kay, Ricky, Cheung Chi Kin, Paul and Yeung Chu Kwong, William as directors of the Company.

4.	To authorise the board of directors of the Company to fix the directors’ remuneration.

5.	To re-appoint KPMG as auditors of the Company and to authorise the board of directors of the Company to fix their remuneration.
Special Business
To consider and if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions of the Company:–
6.	“THAT:–
(a)
subject to sub-paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue and deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make, issue or grant offers, agreements or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

NOTICE OF AGM
(b)
the approval in sub-paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make, issue or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as defined below), (ii) the exercise of the rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company and from time to time outstanding, (iii) any share option scheme(s) or similar arrangement for the time being adopted for the grant or issue to eligible participants of rights to acquire shares of the Company, or (iv) any shares allotted in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed twenty (20) per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:–
(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in the resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.
“Rights Issue” means an offer of shares or offer or issue of warrants, options or other securities of the Company giving rights to subscribe for shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, or any territory outside, Hong Kong).”

NOTICE OF AGM
7.	“THAT:–
(a)
subject to sub-paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to repurchase its own shares, subject to and in accordance with all applicable laws and regulations, articles of association of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in sub-paragraph (a) of this resolution above during the Relevant Period shall not exceed ten (10) per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:–

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:–
(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in the resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

NOTICE OF AGM
8.
“THAT, subject to the passing of resolutions Nos. 6 and 7 above, the authority granted to the directors of the Company pursuant to resolution No. 6 above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such authority an amount representing the aggregate nominal amount of shares in the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution No. 7 above, provided that such extended amount so repurchased shall not be more than ten (10) per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution.”

By Order of the Board Lai Ni Quiaque Executive Director, Chief Financial Officer and Company Secretary
Hong Kong, 25 November 2008
Registered Office:
Level 39
Tower 1, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
Notes:
1.
Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company.

2.
Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

3.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the Company’s Share Registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than forty-eight (48) hours before the time appointed for the holding of the meeting or any adjournment thereof.

4.
The register of members of the Company will be closed from 17 December 2008 to 19 December 2008, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company’s Share Registrar, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 December 2008.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)
FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
(or any adjournment thereof)

I/We (Note 1)

of

being the registered holder(s) of (Note 2)                                          shares (the “Shares”) of HK$0.10 each in the share capital of City Telecom (H.K.) Limited (the “Company”), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or (Note 3)

of

as my/our proxy to attend and act for me/us and on my/our behalf at the annual general meeting (the “Meeting”) of the Company to be held at Level 39, Tower 1, Metroplaza, No.223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 19 December 2008 at 11:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the ordinary resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated(Note 4):–

RESOLUTIONS		FOR(Note 4)	AGAINST(Note 4)

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2008.

2.	To declare a final dividend (together with a scrip alternative) for the year ended 31 August 2008.

3.	(a) To re-elect Mr. Wong Wai Kay, Ricky as a director of the Company.

(b) To re-elect Mr. Cheung Chi Kin, Paul as a director of the Company.

(c) To re-elect Mr. Yeung Chu Kwong, William as a director of the Company.

4.	To authorise the board of directors to fix the directors’ remuneration.

5.	To re-appoint KPMG as the auditors of the Company and to authorise the board of directors of the Company to fix their remuneration.

6.	To grant a general mandate to the directors to issue shares or securities convertible into shares of the Company.

7.	To grant a general mandate to the directors to repurchase shares of the Company.

8.
To extend the general mandate to the directors to issue shares and securities convertible into shares of the Company in resolution No.6 by the amount of shares repurchased under the general mandate to the directors to repurchase shares in resolution No.7.

Date this day of 2008	Signature (Note 5)

Notes:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS. The names of all joint registered holders should be stated.

2.
Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).

3.
If any proxy other than the Chairman of the Meeting is preferred, strike out “HEREBY APPOINT THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. If no name is inserted, the Chairman of the Meeting will, subject to the limitation as hereinafter mentioned, act as your proxy. Under the articles of association of the Company, a resolution put to the Meeting shall be decided in the first instance on a show of hands unless a poll is properly demanded, and on a show of hands, every member present in person or being a corporation by a duly authorised representative shall have one vote.

4.
IMPORTANT: If you wish to vote for a resolution, tick in the box marked “For”. If you wish to vote against a resolution, tick in the box marked “Against”. If no direction is given, your proxy may vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6.
In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than forty-eight (48) hours before the time appointed for the holding of the Meeting or any adjournment thereof.

7.
Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the Meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and return of this form will not preclude you from attending and voting at the Meeting if you so wish. If you attend and vote at the Meeting, the authority of your proxy will be revoked.